Bloomberg Tradebook LLC
Notes to the Statement of Financial Condition
December 31, 2015

1. Organization and Nature of Business

Bloomberg Tradebook LLC (the "Company"), a Delaware Limited Liability Company, was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg LP ("Bloomberg"), a Delaware Limited Partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware Corporation, is also a member and owns 1% of the Company, collectively (the "Members"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA"), which are members of the Securities Investor Protection Corporation (SIPC).

The Company was formed to provide customers of the Bloomberg Financial Information Network ("Bloomberg Professional"), which is owned and operated by Bloomberg, with an automated trade execution, clearance and settlement system ("Tradebook System") for multiple asset classes. The Tradebook System mainly processes equities, futures and options transactions. The Company earns commission revenue on securities transactions it processes and incurs expenses for executing and clearing services provided by third-party broker-dealers. The Company has self-clearing registrations or memberships with various U.S. self-regulatory organizations ("SROs") and clearing organizations for U.S. equities. The Company also self clears equities in the Canadian and Mexican Markets. The Company is also the chaperoning broker under rule 15a-6 for other global equities cleared by an affiliate and records fails of US Customers it is chaperoning for trading global equities on the Company's securities records.

2. Significant Accounting Policies

Basis of Presentation
The Statement of Financial Condition is presented in conformity with generally accepted accounting principles in the United States ("GAAP"). The U.S. Dollar is the functional currency of the Company.

Use of Estimates
The preparation of the Statement of Financial Condition financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with major, high-credit quality, financial institutions. At December 31, 2015, the Company has a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000.

Securities Owned, at Fair Value and Securities Sold, but Not Yet Purchased
All "securities owned, at fair value" and "securities sold, but not yet purchased" are recorded at fair value.

Securities Transactions

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations and commissions receivable. Payables to brokers, dealers and clearing organizations include amounts payable for fails to receive, amounts payable to clearing organizations on open transactions and execution cost payables.

Receivables from customers, inclusive of 15a-6 transactions, consist of customer deliveries that were not fulfilled at December 31, 2015 and commissions earned. Payables to customers primarily consist of customer's securities transactions that were not fulfilled at December 31, 2015.

Securities Borrowed

Securities borrowed are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the fair value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed are recorded at the amount of cash collateral advanced, adjusted for additional collateral obtained or received. Interest on such transactions is accrued and included in the Statement of Financial Condition. The amount borrowed as of December 31, 2015 was $4,192,200.

The Company engages in securities borrowed transactions as part of its self-clearing process primarily to facilitate customer transactions, including failed settlements.

Soft Dollars

Under a commission management program, soft dollar arrangements are entered into between the Company and its customers. Commission payments that exceed customer commitments are allocated in the respective customer soft dollar accounts.

3. **Fair Value Measurement**

ASC 820 (*Fair Value Measurements and Disclosures*) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1   Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date for identical assets or liabilities.

Level 2   Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for identical or similar assets or liabilities in active or nonactive markets; and

      b. Pricing models whose inputs are observable for substantially the full term of the asset or liability.

Level 3   Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Gains and losses for such assets and liabilities categorized within Level 3, if any, may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or liabilities.

To determine the fair values, the Company uses the market approach which uses observable prices and other relevant information generated by market transactions for identical securities held by the Company or comparable publicly traded securities with similar characteristics. The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Description		Fair Value Measurements on a Recurring Basis							
		(Level 1)		(Level 2)		(Level 3)		Total	
Assets									
Money Market Fund	$	22,233,649	$	-	$	-	$	22,233,649	
Common Stock	$	79,177	$	518,768	$	-	$	597,945	
Total assets	$	22,312,826	$	518,768	$	-	$	22,831,594	
Liabilities									
Common Stock sold, not yet purchased	$	643	$	-	$	-	$	643	
Total Liabilities	$	643	$	-	$	-	$	643	

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, segregated cash, receivables from brokers and dealers, clearing organizations, customers & affiliates, soft dollars payable, payable to affiliates, accounts payables, payables to brokers and dealers & customers. Cash and cash equivalents are considered Level 1 financial assets while all other financial instruments listed above are considered Level 2. There are no Level 3 financial assets, nor transfers between levels during the year.

4.   Cash Segregated Under Regulations

Cash segregated under Federal and Other regulations represents special reserve bank accounts for the exclusive benefit of customers ("Special Reserve Bank Account") maintained by the Company in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule"). At December 31, 2015, cash of $1,014,714 is segregated in a Special Reserve Bank Account. Although the Company is claiming an exemption under rule 15c3-3(k)(2)(i). The Company maintains a Special Reserve account for items which are not promptly delivered to clients. All customer transactions are facilitated through an account designated as a "Special Account for the Exclusive Benefit of Customers of Bloomberg Tradebook LLC".

5.   Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations at December 31, 2015:

	Receivables from	Payables to
Broker-dealers	$ 24,403,370	$ -
Clearing organizations	25,243,795	4,958,649
Securities borrowed	4,192,200	-
Securities failed-to-deliver/receive	879,015	2,370,195
Other	124,247	-
	54,842,627	7,328,844
Allowance for doubtful accounts	(299,158)	-
Total	$ 54,543,469	$ 7,328,844

The Company monitors collections and payments and maintains an allowance for doubtful accounts. An allowance for doubtful accounts on receivable from brokers, dealers and clearing organizations is to absorb potential credit losses. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified.

The Company maintains an allowance for doubtful accounts based upon estimated collectability of receivables to absorb potential credit losses. The allowance for doubtful accounts at December 31, 2015 was $299,158.

Receivables from / and Payables to Customers

The following is a summary of receivables from and payables to customers at December 31, 2015:

	Receivables From Customers	Payables To Customers
Customer deliveries including 15a-6 transactions that were not fulfilled	22,075,648	12,361,645
Total	$ 22,075,648	$ 12,361,645

6. Employee Compensation

Bloomberg provides non-executive employees with compensation under various deferred compensation plans. Deferred compensation payable in more than twelve months is recorded at a discount. There is a long term deferred incentive program ("LTIP") with variable award amounts equal to a percentage of employees' total average annual compensation over a period as defined within the program. LTIP is payable in August 2017 based on Bloomberg's achievement of a revenue goal with the payout amounts linked to the timing of the achievement of this goal. The estimates used to record the LTIP liability are based on projected employee turnover, increases in compensation and revenue growth which impacts the anticipated attainment date for achieving the revenue goal.

In addition, the Company has an annual cash bonus plan which is linked to departmental performance, achievement of individual goals and a bonus target, which is adjusted based on terminal installations and attainment of certain revenue targets.

7. Unincorporated Business Tax

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is includable in the federal and state tax returns of the respective members of the Company. However, the Company is subject to the New York City ("NYC") Unincorporated Business Tax ("UBT").

UBT is accounted for using the asset and liability method pursuant to ASC 740 (*Income Taxes*). Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the Statement of Financial Condition carrying amounts and the tax bases of existing assets and liabilities.

The deferred tax asset amounting to $484,119 as of December 31, 2015 is the result of temporary differences arising from state sales tax reserve and deferred compensation and generation of net operating loss. Management believes that it is more likely than not that deferred tax asset will be realized; therefore, no valuation allowance was recorded for the deferred tax asset as of December 31, 2015.

The Company is currently not under UBT examination by the NYC taxing authority. Tax years prior to 2012 are closed to examinations.

8. Related Party Transactions

License Fee
Bloomberg licenses the use of the Bloomberg Professional to the Company and provides certain services to the Company, pursuant to a license and services agreement. These services include management and operation of the Tradebook System, administration, management, office space, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services, legal and other support. In consideration, the fee paid equaled the product of Bloomberg's total cost incurred during the year for programming, and hosting, the System and 120% (the "Tradebook Mark-Up") less the Total Tradebook System Credit (as defined in the licenses and services agreement in effect). Under this agreement, the fee paid would be only to the extent such fee does not reduce the Company's net

capital below the minimum net capital required by the FINRA.

Affiliate Service Fee

Bloomberg also provides management and administrative services pursuant to this agreement, for which the Company pays a service fee. As part of these services, the Company receives marketing services from certain Bloomberg subsidiaries and must pay each affiliate a fee for such services, approximately equal to the product of .50 times 110% of the operating costs.

At December 31, 2015, $1,970,327 related to these service agreements is due and included in "Payable to affiliates" in the Statement of Financial Condition. At December 31, 2015, $13,637 related to the service agreements is due and included in "Receivable from affiliates" in the Statement of Financial Condition.

Terminal Rebate Fees

In addition, the Company must pay Bloomberg a terminal rebate fee, equal to credits received by customers on Bloomberg products that are earned based on trade executions effectuated on the Tradebook System. The Company also reimburses Bloomberg for expenditures that Bloomberg incurs on behalf of the Company. At December 31, 2015, $7,264,544 is due to Bloomberg, which is included in "Payable to affiliates" in the Statement of Financial Condition.

Executing and Clearing Fees

The Company receives executing and clearing services through an affiliated broker dealer for Non US Equities. The clearing services under this arrangement are provided by third party clearing firms. As part of the arrangement, the affiliate collects commissions on behalf of the Company. At December 31, 2015, the Company has a balance of $819,891 for unremitted commissions earned and this is included in "Receivable from affiliates" in the Statement of Financial Condition.

The Company provides executing and clearing services to affiliated entities which are registered as brokers in their local jurisdiction. As part of the arrangement, the Company collects commissions on behalf of the affiliates. At December 31, 2015, $1,481,196 of commissions, net of expenses, is due to the affiliate and included in "Payables to affiliates" in the Statement of Financial Condition.

The Company has transactions and relationships with affiliated companies. Because of these relationships, terms of these transactions may not be the same as those that would result in transactions with unrelated parties.

9. Contingencies and Guarantees

ASC 460 (Guarantees) requires the Company to disclose information about its obligations under certain guarantee arrangements.

Contingencies

The Company recognizes liabilities that it considers probable and can be reasonably estimable as contingencies and accrues the related costs it believes are sufficient to meet the exposure. Management cannot predict with certainty the outcome of pending examinations. A substantial adverse resolution regarding the examination could have a material effect on the Company's financial condition.

The Company has undergone an examination by the New York State Department of Taxation and Finance for the years 2004 through 2008 related to New York State Sales Tax. The Company paid

the New York State Department of Taxation and Finance an amount of $4,455,700 related to the examination which was accrued in the previous year. The Company will be subject to a 2009 through 2014 New York State Sales Tax examination. Management has accrued for matters that are considered probable and where amounts are reasonably estimated. The accrual for such items at December 31, 2015 was $4,506,880 which is included in accounts payable and accrued expenses.

Indemnifications
In the normal course of business, the Company's business activities involve the introduction of securities transactions originating on the Bloomberg Professional service or approved computer-to-computer interfaces that are executed, cleared and / or settled by Company, and in certain cases cleared and / or settled by unrelated clearing brokers. These transactions are subject to the credit risk of counterparties or customer nonperformance. Pursuant to customer and certain clearing agreements, the Company may be required to reimburse clearing organizations, central clearing facilities and / or its clearing brokers/ agents, without limit, for any losses due to any counterparty's failure to satisfy is contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. There was no liability recorded at December 31, 2015 for customer nonperformance.

In addition, the Company has the right to pursue collection or performance from its customers, counterparties and agents who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers /agents, clearing organizations, central clearing facilities and all customers with which it conducts business. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Company's clearing agents, clearing organization and central clearing facilities at December 31, 2015.

Pursuant to a transaction agreement, the Company is responsible for direct loss or damage incurred by customers of the Bloomberg Professional in the event of errors in transmission and/or processing caused by the Bloomberg Professional. The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

The Company provides representations and warranties to other counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such warranties is not material.

Guarantees

Pursuant to a clearing service agreement, the Company has issued a guarantee in favor of a third-party service provider for the prompt payment and settlement of securities transactions processed on behalf of an affiliate. The amount of the guarantee is limited to an amount by which $150,000,000 exceeds the tangible net worth of that affiliate as of the date of enforcement. However, the transactions are collateralized by the underlying securities being cleared, thereby reducing the associated risk to changes in the market value of the security through the settlement date, as the Company has not experienced any defaults with executed and to be settled transactions. As a result of the settlement of these transactions, there are no amounts to be indemnified to the guaranteed party at December 31, 2015.

10. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Act's Uniform Net Capital Rule 15c3-1 and the minimum capital requirements of the CFTC under regulation 1.17. The Company computes net capital under the alternative method, permitted by the SEC rule, which requires that the maintenance of net capital, as defined, equal to the greater of $250,000, 2 percent of aggregate debit arising from customer transactions or the CFTC minimum of $45,000. At December 31, 2015, the Company had excess net capital of $107,005,564 and its net capital requirement was $250,000.

11. Subsequent Events

The Company evaluated whether any events or transactions occurred subsequent to the date of its Statement of Financial Condition until February 26, 2016 and determined that there were no additional material events or transactions that would require recognition or disclosure in this Statement of Financial Condition.